UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

FUNKO, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

361008105

(CUSIP Number)

December 31, 2017

(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361008105	SCHEDULE 13G	PAGE 1 OF 7

1.	NAMES OF REPORTING PERSONS Fundamental Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,243,138
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,243,138
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243,138
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 361008105	SCHEDULE 13G	PAGE 2 OF 7

1.	NAMES OF REPORTING PERSONS Funko International, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,686,538
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,686,538
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,686,538
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 361008105	SCHEDULE 13G	PAGE 3 OF 7

1.	NAMES OF REPORTING PERSONS Fundamental Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,929,676
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,929,676
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,929,676
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 361008105	SCHEDULE 13G	PAGE 4 OF 7

1.	NAMES OF REPORTING PERSONS Richard L. McNally
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,929,676
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,929,676
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,929,676
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 361008105	SCHEDULE 13G	PAGE 5 OF 7

1.	NAMES OF REPORTING PERSONS Kevin G. Keenley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,929,676
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,929,676
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,929,676
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 361008105	SCHEDULE 13G	PAGE 6 OF 7

Item 1(a).	Name of Issuer:

Funko, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2802 Wetmore Avenue Everett, Washington 98201

Item 2(a).	Name of Person(s) Filing:

This statement (the “Statement”) is being filed by: (i) Funko International, LLC, a Delaware limited liability company (“Funko International”), (ii) Fundamental Capital, LLC a Delaware limited liability company (“Fundamental Capital”), which serves as the Manager of Funko International, (iii) Fundamental Capital Partners, LLC, a Delaware limited liability company (“FCP”), which serves as the Manager of Fundamental Capital, (iv) Richard L. McNally, a director of the Issuer and a voting member of FCP, and (v) Kevin G. Keenley, a voting member of FCP (all of the foregoing, collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

The business address of each of the Reporting Persons is: 4 Embarcadero Center Suite 1400 San Francisco, CA 94111

Item 2(c).	Citizenship:

Funko International, Fundamental Capital and FCP are limited liability companies organized in Delaware. Richard L. McNally and Kevin G. Keenley are citizens of the United States.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)

Item 2(e).	CUSIP Number:

361008105

Item 3.	Not Applicable.

CUSIP No. 361008105	SCHEDULE 13G	PAGE 7 OF 7

Item 4.	Ownership:

The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2017, based upon 23,337,705 shares of Class A Common Stock outstanding as of December 5, 2017 and assumes the conversion of the Common Units (“Common Units”) of Funko Acquisition Holdings, L.L.C. held by the Reporting Persons into shares of Class A Common Stock on a one-for-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Fundamental Capital	1,243,138	5.1%	0	1,243,138	0	1,243,138
Funko International	5,686,538	19.6%	0	5,686,538	0	5,686,538
FCP	6,929,676	22.9%	0	6,929,676	0	6,929,676
Richard L. McNally	6,929,676	22.9%	0	6,929,676	0	6,929,676
Kevin G. Keenley	6,929,676	22.9%	0	6,929,676	0	6,929,676

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

EXHIBIT INDEX

Exhibit No.	Document

99.1	Joint Filing Agreement, dated February 12, 2018, among Fundamental Capital, LLC, Funko International, LLC, Fundamental Capital Partners, LLC, Richard L. McNally and Kevin G. Keenley to file this joint statement on Schedule 13G.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Funko International, LLC

Date: February 12, 2018	By:	/s/ Kevin G. Keenley
	Name: Title:	Kevin G. Keenley Manager

Fundamental Capital, LLC

Date: February 12, 2018	By:	/s/ Kevin G. Keenley
	Name: Title:	Kevin G. Keenley Member

Fundamental Capital Partners, LLC

Date: February 12, 2018	By:	/s/ Kevin G. Keenley
	Name: Title:	Kevin G. Keenley Member

Date: February 12, 2018	/s/ Richard L. McNally
Richard L. McNally

Date: February 12, 2018	/s/ Kevin G. Keenley
Kevin G. Keenley